                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                            HOMESTAKE MINING COMPANY
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    43761400
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                                 (CUSIP Number)

     William S. Sterns, III, Esq.; WALTER, CONSTON, ALEXANDER & GREEN, P.C.
             90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 11, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 43761400                                           PAGE 2 OF 4 PAGES

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         August von Finck
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) / /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*  PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                            / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
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                                            7        SOLE VOTING POWER
  NUMBER OF
   SHARES                                            29,187,500
BENEFICIALLY                                ------------------------------------
  OWNED BY                                  8        SHARED VOTING POWER
   EACH
 REPORTING                                           - 0 -
  PERSON                                    ------------------------------------
   WITH                                     9        SOLE DISPOSITIVE POWER

                                                     29,187,500
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     - 0 -
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,187,500
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.82%
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14       TYPE OF REPORTING PERSON*

                           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 4 Pages
                                  Schedule 13D
                                 AMENDMENT No. 6

         This Amendment No. 6 to Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Homestake Mining Company (the "Company") is being filed on behalf of August von Finck pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend the Schedule 13D originally filed on March 9, 1998, amended on April 23, 1998, May 20, 1998, May 27, 1998, July 15, 1998 and August 4, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on the original Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                  As of August 11, 1998, the Reporting Person had an interest in the shares of Common Stock of the Issuer as follows:

                  No. of shares of Common Stock:                    29,187,500
                  Voting Power:                                     Sole
                  Disposition Power:                                Sole
                  Aggregate Percentage Beneficially Owned:          13.82%

                  *Based upon 211,183,936 shares of Common Stock outstanding as of August 12, 1998, as reported by Company's transfer agent.

                  Since the filing of the Amendment No. 5 to Schedule 13D, the Reporting Person purchased an aggregate of 2,298,100 shares of Common Stock at an average price of approximately $10.62 per share of Common Stock. All shares of Common Stock were purchased in open market transactions, as more fully set forth in Exhibit A.

                  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's shares of Common Stock.

                                                              Page 4 of 4 Pages

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit A - Schedule of Purchases of Common Stock by the Reporting Person.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: August 13, 1998
                                 August von Finck


                                By:      /s/ Ernst Knut Stahl
                                        --------------------------------------
                                         Ernst Knut Stahl, attorney in fact


                                By:      /s/ Rainer Nocon
                                        --------------------------------------
                                         Rainer Nocon, attorney in fact